Exhibit 99.1

Wipro Update on Chennai Operations

Bangalore- December 15, 2015- Wipro Limited (NYSE: WIT), a leading global information technology, consulting and business process services company today provided a business update on their Chennai Operations.

The recent heavy rainfall and resultant flooding impacted the regular business operations of facilities of Wipro in Chennai during the first week of December. Business continuity plans were invoked for the work being done from our facilities to ensure there was no disruption in the business-critical operations of our customers.

Wipro has multiple facilities in Chennai with over 22,000 employees. Wipro has been focused on ensuring the safety of its employees and their families and has rolled out multiple employee support initiatives to mitigate their hardship during this period. Wipro deeply appreciates the efforts of our employees in Chennai for their tremendous enthusiasm and dedication to honour customer commitments in a very challenging environment.

Wipro Cares, the community initiatives arm of Wipro, has partnered with multiple social organizations for supporting immediate relief efforts in Chennai through the supply of food grains, clothing, primary healthcare and medicines to flood-affected communities. Wipro will continue to monitor the situation and review the need for further support to relief operations.

For the quarter ending December 31, 2015, the incident is expected to have a material impact on the Revenues and will result in higher one-time cost incurred towards deployment of our business continuity plan, both of which will impact our Operating Margins for the quarter. Revenues from our IT Services business are expected to be in our previously guidance range of $ 1,841 million to $ 1,878 million*; However, we expect to be in the lower half of the guidance range.

*	Guidance is based on the following exchange rates: GBP/USD at 1.55, Euro/USD at 1.12, AUD/USD at 0.72, USD/INR at 65.34 and USD/CAD at 1.33

Wipro has largely seen the restoration of normal operations in Chennai facilities. Wipro has adequate insurance coverage and in touch with the insurance companies to assess the damage and the claim will be subject to policy terms.

About Wipro Ltd

Wipro Ltd. (NYSE:WIT) is a leading information technology, consulting and business process services company that delivers solutions to enable its clients do business better. Wipro delivers winning business outcomes through its deep industry experience and a 360 degree view of “Business through Technology.” By combining digital strategy, customer centric design, advanced analytics and product engineering approach, Wipro helps its clients create successful and adaptive businesses. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, Wipro has a dedicated workforce of over 160,000, serving clients in 175+ cities across 6 continents. For more information, please visit www.wipro.com

Contact for Investor Relations		Contact for Media & Press

Aravind V S	Abhishek Kumar Jain	Vipin Nair

Phone: +91-80-4676 6186	Phone: +1 978 826 4700	Phone: +91-80-4676-6154

aravind.viswanathan@wipro.com	abhishekkumar.jain@wipro.com	vipin.nair1@wipro.com

Forward-looking statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are, by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.